DIRECTV
2230 E. Imperial Highway
El Segundo, CA 90245

May 5, 2010

VIA EDGAR

Mr. Kyle Moffat
Accountant Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington D.C. 20549-3561

Re: DIRECTV
Form 10-K for the year ended December 31, 2009 filed February 27, 2009
Commission file number: 1-34554

Dear Mr. Moffat:

We have prepared the following response to address the comments contained in your letter dated April 21, 2010 regarding the above-referenced filing.

As requested in your letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, our responses correspond to the format of your letter.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Broadcast Programming and Other, page 79

1.
Please tell us what is meant by “the contractual rates are inconsistent with the relative value of the programming from season to season.” Include in your response how you made a determination that the contractual rates are inconsistent.

Response

In regards to our broadcast programming contracts, we follow common industry practice and Accounting Standards Codification (ASC) 920-350-30-2, which requires that the costs of a broadcast programming contract be “allocated to individual programs within a package on the basis of the relative value of each to the broadcaster, which ordinarily would be specified in the contract”.  Rates in our broadcast programming contracts typically increase from 5% to 10% per year.  As a measure of relative value, industry practice is to consider revenue growth from period to period, which in our case is typically similar to the increases in broadcast programming rates.

In the past, we have entered into multi-year sports programming contracts where the cash payments in the early years are relatively small and substantially increase over the contract term by as much as 50% from one season to the next.  In these cases, while we do not employ a bright line test, it is usually obvious that the contractual rates escalate from year to year in amount that is greater than the increase in the value of the programming from season to season.  We do not think it is appropriate to record expense based on the contractual cash payments in such cases because that would result in us recording relatively low expense (below market) in the earlier years of the contract and much higher expense (above market) in the later years for similar content.  Accordingly, we employ an alternative recognition methodology to reflect the total programming cost in a systematic and rational pattern over the life of the contract.  To the extent we charge customers separately for such programming content, our systematic and rational cost recognition methodology is based on a ratio of current season sports package revenues to the forecasted sports package revenue over the contract period to determine relative value and calculate the amount of expense to recognize each season when contractual payments are clearly inconsistent with the anticipated relative value of the programming.

Note 12: Pension and Other Postretirement Benefit Plan, page 103

2.
We note that the net benefit obligation significantly exceeds the fair value of the plan assets.  Please tell us why your funding requirement was approximately $22 million for the current year and estimated to be $15 million in 2010 under the Pension Protection Act.

Response

Our reported net benefit obligation significantly exceeds the fair value of assets because the disclosure is a combined presentation of both our qualified and unfunded nonqualified plans. The qualified plan’s net benefit obligation is $423 million as compared to the fair value of assets of $374 million.  The net benefit obligation for the unfunded nonqualified plans is $75 million.

Using the assumptions and methods prescribed by the Pension Protection Act, there was no minimum required contribution for the two most recent plan years.  The contributions included in Note 12 for 2009 and 2010 were discretionary contributions.  In 2009, we planned to contribute $22 million; however, in light of our cash flow in 2009 and, taking into account the returns on invested funds in the qualified plan and other relevant considerations, we elected to contribute $62 million in 2009.  We currently plan to contribute $15 million during 2010, even though not required to do so under the Pension Protection Act.

Note 19: Commitments and Contingencies

Contingencies, Puerto Rico Condition, page 119

3.	Please tell us the factors you considered in concluding that the consolidation of DIRECTV Puerto Rico is appropriate. Refer to your basis in the accounting literature.

Response

In connection with the FCC’s approval of the transaction between News Corporation and Liberty Media in 2008, the FCC imposed certain conditions related to Liberty Media’s attributable interest (as determined by the FCC) in two pay television operations: DIRECTV Puerto Rico (“DTVPR”) and Liberty Cablevision of Puerto Rico Ltd. (collectively, “the Puerto Rico Condition”). We assumed responsibility for the satisfaction, modification or waiver of the Puerto Rico Condition within one year from the transaction date, as required by the FCC order.  We tried to sell DTVPR but, due to market conditions and other factors, no satisfactory offers to purchase DTVPR were received. To comply with the FCC order, on February 25, 2009, DIRECTV established a trust and placed the shares of DTVPR in that trust. A trustee was appointed for the purpose of overseeing the management and operations of DTVPR. The trustee also has the authority, subject to conditions established by us in the trust agreement (which conditions have not been satisfied), to divest DTVPR. Under the terms of the trust agreement, we provide cash funding as needed to DTVPR in the form of a line of credit, and excess cash generated by DTVPR is remitted to us to repay amounts outstanding under the line of credit. Once the line of credit is repaid, the trustee is also required under the trust agreement to remit additional cash, if any, in excess of normal operating requirements, to us.

Historically, DTVPR has incurred operating losses and has not repaid intercompany advances or amounts due to us under their line of credit. DTVPR also relies on our broadcast facilities and satellite lease contracts in addition to other shared systems (e.g., programming supply and general and administrative support). In accordance with Accounting Standards Codification section 810-10, due to the insufficiency of equity, DTVPR is a variable interest entity, and we are the “primary beneficiary” as we absorb and will continue to absorb these operating losses through funding DTVPR’s cash as needed. Therefore, despite the fact that we structured the trust arrangement in a manner intended to assure that we are not considered to have an attributable interest in DTVPR under applicable FCC rules, we believe we are required to continue to consolidate DTVPR.

We also note, that with the adoption of amendments to ASC 810-10 on January 1, 2010, DTVPR continues to be a variable interest entity and DIRECTV continues to be the primary beneficiary because, despite the trust arrangement, we still own 100% of the equity and have the obligation to absorb the losses of DTVPR, and as discussed below, we entered into a transaction that will terminate the trust structure and restore our day to day management of DTVPR in the near term.

In April 2010, we entered into a share exchange agreement with Dr. John C. Malone that, once approved by the FCC, will resolve the Puerto Rico Condition by reducing his voting interest in us from approximately 24% to 3% through the exchange of his high vote Class B common shares for Class A common shares. Following the close of that transaction, which we expect will occur within the next 60 days, the trust arrangement will be terminated and we will once again fully control the ownership, management and operations of DTVPR.

As a point of reference, in each of 2008 and 2009, DTVPR’s operations constitute less than 1% of the consolidated assets, liabilities, revenues and costs of DIRECTV.

*    *    *    *

We hope that this letter adequately addresses your comments. Please contact John Murphy, Senior Vice President, Controller and Chief Accounting Officer at: (310) 964-0714 (phone), (310) 964-0882 (fax), or JFMurphy@directv.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ PATRICK T. DOYLE

Patrick T. Doyle
Executive Vice President and Chief Financial Officer